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                            MCDERMOTT, WILL & EMERY
                                75 State Street
                          Boston, Massachusetts  02109
                                  617-345-5000
                           Telecopier:  617-345-5077



                                             February 23, 1998


VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  ICON HOLDINGS CORP. (THE "COMPANY")

Ladies and Gentlemen:

     On behalf of the Company, in order to prevent premature effectiveness, this letter is to withdraw the registration statement filed on Form 8-A under the Securities Exchange Act of 1934 by the Company on December 18, 1997 (File
No. 0-23519). The Company intends to file a new registration statement on Form 8-A sometime next month in connection with the initial public offering of its common stock.

     If you have any questions regarding the foregoing, please contact me directly at 617-345-5034.

                                    Very truly yours,


                                    /s/ David A. Cifrino
                                    David A. Cifrino


cc:  Mr. Beaufort J. B. Clarke
     John L. Lee, Esq.
     Adolfo R. Garcia, Esq.
     Michael T. Edsall, Esq.